

June 19, 2011

Via E-Mail
Ronald A. Brack
Vice President
The GEO Group, Inc. and Subsidiary Guarantors
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242

> **Re: The GEO Group, Inc. and Subsidiary Guarantors**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 2, 2011**
> **File No. 333-173462**

Dear Mr. Brack:

   We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. We note your response to comment 1 of our letter dated May 9, 2011. Please revise your supplemental letter to include a representation that you and the guarantors further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the Exchange Notes.

Cover Page of Prospectus

2. Please move the information in the second bolded paragraph after the table of contents to the cover page of the prospectus.

Exhibit 5.1

3. Please delete the assumptions in sections (g) on page 2.

4. With respect to the assumptions in sections (c), (d), and (e) on page 2, please include "other than the Subsidiary Guarantors."

5. Because investors may rely on counsel's opinion, please delete the first sentence of the last paragraph on page 3.

6. We note that the opinion is limited by its date on page 3. The legal opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

Cc: Via E-Mail
        Jose Gordo, Esq.
        Akerman Senterfitt
        One S.E. Third Avenue, 25th Floor
        Miami, Florida 33131